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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

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                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                               IVAX CORPORATION
                               (Name of Issuer)

                    Common Stock, Par Value $.10 per Share
                        (Title of Class of Securities)

                                   46582310
                                (CUSIP Number)

                            Milan A. Sawdei, Esq.
                         Bergen Brunswig Corporation
                           4000 Metropolitan Drive
                          Orange, California   92868
                          Telephone:  (714) 385-4000
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                               Communications)

                                   Copy to:

                         John A. Marzulli, Jr., Esq.
                             Shearman & Sterling
                             599 Lexington Avenue
                          New York, New York  10022
                          Telephone:  (212) 848-4000

                                March 20, 1996
           (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.



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CUSIP No. 4652310

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
            BERGEN BRUNSWIG CORPORATION
            I.R.S. IDENTIFICATION NO. 22-1444512

(2)    Check the Appropriate Box if a Member of Group (See Instructions)

_  (a)

_  (b)

(3)    SEC Use Only


(4)    Sources of Funds (See Instructions) NOT APPLICABLE.


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).


(6)   Citizenship or Place of Organization  NEW JERSEY

Number of         (7)   Sole Voting Power
Shares
Beneficially      (8)   Shared Voting Power 15,134,384
Owned by
Each              (9)   Sole Dispositive Power 30,177,342
Reporting
Person            (10)  Shared Dispositive Power
WITH

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 45,311,726

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



(13)  Percent of Class Represented by Amount in Row (11)
               29.9%

(14)  Type of Reporting Person (See Instructions)     CO



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      Bergen  Brunswig  Corporation,  a  New Jersey corporation (the "Reporting
Person") hereby amends and supplements its Schedule 13D relating to the shares of common stock, par value $.10 per share, of IVAX Corporation, a Florida corporation (the "Issuer").

Item 4.     PURPOSE OF TRANSACTION.

      The Reporting Person has terminated the Agreement and Plan of Merger, dated as of November 10, 1996 (the "Merger Ageement"), among BBI Healthcare Corporation, a Delaware corporation, the Issuer, the Reporting Person, BBI-I Sub, Inc., a Florida corporation, and BBI-B Sub, Inc., a New Jersey corporation.

      In connection with the termination of the Merger Agreement, the Reporting Person intends to file a lawsuit against the Issuer in the United States District Court for the Southern District of New York alleging, among other things, various breaches of the Merger Agreement.


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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 20, 1997                            BERGEN BRUNSWIG CORPORATION

                                          By /S/      MILAN A. SAWDEI
                                               Name:  Milan A. Sawdei
                                               Title: Executive Vice President,
                                                      Chief Legal Officer and
                                                      Secretary